VICEROY EXPLORATION LTD.
Suite 520 – 700 West Pender Street
Vancouver, B.C. V6C 1G8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the "Meeting") of the shareholders of VICEROY EXPLORATION LTD. (the "Company") will be held at the Metropolitan Hotel, Pacific Room, 645 Howe Street, Vancouver, British Columbia, on Friday, April 22, 2005 at 2:00 p.m., local time, for the following purposes:

1.
To receive and consider the report of the directors to the shareholders and the financial statements of the Company for the fiscal year ended December 31, 2004, together with the auditors' report thereon;

2.	To appoint auditors of the Company for the ensuing year;

3.	To fix the number of directors at seven (7).

4.	To elect directors of the Company for the ensuing year;

5.	To consider and, if thought fit, to pass an ordinary resolution ratifying the current stock option plan (the "Stock Option Plan") for the Company;

6.
To consider and, if thought fit, to pass an ordinary resolution amending the Company’s Stock Option Plan to include the granting of bonus shares to a maximum of 50,000 shares, in the aggregate annually, to eligible persons, excluding directors, who have made extraordinary contributions to the Company;

7.
To consider and, if thought fit, to pass an ordinary resolution adopting a new stock option plan (described as the "Proposed Plan" in the Information Circular) which is consistent with the policies of The Toronto Stock Exchange (“TSX”), in the event that the Company becomes listed on the TSX; and

8.	To transact such other business as may properly come before the Meeting.

DATED at Vancouver, British Columbia, March 21, 2005

BY ORDER OF THE BOARD

"Patrick G. Downey"

Patrick G. Downey
President & C.E.O.

Accompanying this Notice are an Information Circular and Proxy, together with an Annual Report to the shareholders containing the financial statements for the financial year ended December 31, 2004 with the Auditors’ report thereon.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the form of proxy and Information Circular accompanying this Notice.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or such other intermediary.